YY Group Holding Ltd.

60 Paya Lebar Road

#05-43 Paya Lebar Square

Singapore 409051

February 12, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn:	Mr. Scott Anderegg

Ms. Lilyanna Peyser

Ms. Amy Geddes

Ms. Angela Lumley

Re:	YY Group Holding Ltd.
Amendment No.2 to Registration Statement on Form F-1
Submitted January 8, 2024
File No. 333-275486

Dear Mr. Scott Anderegg, Ms. Lilyanna Peyser, Ms. Amy Geddes, Ms. Angela Lumley,

This letter is in response to your letter on February 1, 2024, in which you provided comments to the Amendment No.2 to the Registration Statement on Form F-1/A (the “Registration Statement”) of YY Group Holding Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on January 8, 2024. On the date hereof, the Company has submitted an Amendment No. 3 to the Registration Statement (“F-1/A3”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment 2 to Form F-1 filed January 8, 2024

Business, page 61

1.	You state that you pay your users, credit salaries, and employ a rewards program via the e-wallet function in the YY Pay/YY App, and that users make transactions within YY Pay through e-wallet. However, you also state that the YY Pay and e-wallet features have been discontinued. Please thoroughly revise your disclosure regarding the manner in which your offerings of products and services currently operate without these features, as well as how the discontinuation of such features have impacted or may impact your results of operations and business operations (quantitatively and qualitatively). Also explain any difference between YY Pay and YY App.

RESPONSE: We respectfully advise the Staff that we revised the disclosure throughout the Registration Statement to reflect our offerings of products and services currently operate without these features. To address the comment “[p]lease thoroughly revise your disclosure regarding […] how the discontinuation of such features have impacted or may impact your results of operations and business operations (quantitatively and qualitatively)”, we added a paragraph titled “Discontinued Features in the YY App” under the section “Business – Our Services – Manpower Outsourcing services – a. User Interface” on page 67 of the F-1/A3 to disclose that YY Pay was one of the features in the YY App, and that with the discontinuation of YY Pay and e-wallet features, payments are now transferred directly to the user’s bank account instead of going through the E-Wallet. No revenue has been generated from the YY Pay or e-wallet features since launch. The discontinued features does not and will not have any significant impact on the result of operations or the business operations. We have also removed licenses and regulations on page 82, 90 and 96 that are no longer applicable due to the discontinuation of YY Pay and w-wallet features.

Compensation of Executive Directors and Executive Officers, page 101

2.	Please update this disclosure as of the most recently completed fiscal year.

RESPONSE: We respectfully advise the Staff that we updated the disclosure on page 101 of the F-1/A3 to include that for the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$449,068 in cash to our Executive Directors and Executive Officers.

Consolidated Financial Statements

General, page F-1

3.

Please revise your filing to include December 31, 2023 audited financial statements as required by I Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that YY Group Holding Ltd. is not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form 20-F.

RESPONSE: We respectfully advise the Staff that a waiver has been field as exhibit 99.9 to the F-1/A3.

Exhibit 5.1

4.	We note your statement in Section 7.1 that the opinion is for the benefit of only the Addressees. Limitations on reliance are not acceptable, and purchasers of securities in the offering are entitled to rely on the opinion. Please revise to remove this limitation on reliance. Refer to Section I.B.3.d of Staff Legal Bulletin No. 19.

RESPONSE: We respectfully advise the Staff that a revised opinion has been filed as exhibit 5.1 to the F-1/A3.

Exhibit 5.2

5.	The opinion states that counsel is relying on the legal opinion of Mourant Ozannes regarding matters under "the law of the Cayman Islands." However, Mourant Ozannes' opinion appears to be limited to the laws of the British Virgin Islands. Please revise or advise.

RESPONSE: We respectfully advise the Staff that a revised opinion has been filed as exhibit 5.2 to the F-1/A3.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Fu Xiaowei
Fu Xiaowei
Chairman